As filed with the Securities and Exchange Commission on June 22, 2007	333-139669

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

PETRÓLEO BRASILEIRO S. A. - PETROBRAS
(Exact name of issuer of deposited securities as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Petróleo Brasileiro S.A. - PETROBRAS (New York Office)
570 Lexington Avenue, 43rd Floor
New York, New York 10022
Tel. No.: (212) 829-1517
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐immediately upon filing
☒on July 2, 2007 at 8:30 a.m.

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two common shares of Petróleo Brasileiro S.A. - PETROBRAS	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment to Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)  Statement that Petróleo Brasileiro S.A. - PETROBRAS is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (7)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement. Form of Amended and Restated Deposit Agreement among Petróleo Brasileiro S.A. - PETROBRAS, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)
Amendment to Deposit Agreement.  Form of Amendment to Deposit Agreement among Petróleo Brasileiro S.A. - PETROBRAS, the Depositary, and all holders from time to time of ADRs issued thereunder including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed .

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 20, 2007.

Legal entity created by the form of Deposit Agreement for
the issuance of ADRs evidencing American Depositary Shares

By:	JPMorgan Chase Bank, N.A., as Depositary

By: Name: Title:	/s/Joseph M. Leinhauser Joseph M. Leinhauser Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Petróleo Brasileiro S.A. - PETROBRAS certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brazil on June 20, 2007.

Petróleo Brasileiro S.A. - PETROBRAS

By: Name: Title:	/s/Almir Guilherme Barbassa Almir Guilherme Barbassa Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
__________________________ Dilma Vana Rousseff	President of the Board of Directors	, 2007
/s/J. S. Gabrielli de Azevedo* J. S. Gabrielli de Azevedo	Chief Executive and Member of the Board of Directors	June 20, 2007
/s/Silas Rondeau Cavalcanti Silva* Silas Rondeau Cavalcanti Silva	Member of the Board of Directors	June 20, 2007
__________________________ Guido Mantega	Member of the Board of Directors	, 2007
/s/Gleuber Vieira* Gleuber Vieira	Member of the Board of Directors	June 20, 2007
/s/Arthur Antonio Sendas* Arthur Antonio Sendas	Member of the Board of Directors	June 20, 2007
/s/Roger Agnelli* Roger Agnelli	Member of the Board of Directors	June 20, 2007

__________________________ Fabio Colletti Barbosa	Member of the Board of Directors	June 20, 2007
/s/Jorge Gerdau Johannpeter* Jorge Gerdau Johannpeter	Member of the Board of Directors	June 20, 2007
/s/Almir Guilherme Barbassa Almir Guilherme Barbassa	Chief Financial Officer	June 20, 2007
__________________________ Marcos Antonio da Silva Menezes	Chief Accounting Officer	, 2007
/s/Theodore Helms* Theodore Helms	Authorized Representative in the United States	June 20, 2007

*By: /s/Almir Guilherme Barbassa
Almir Guilherme Barbassa
Power-of-Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 certification